

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3268

December 12, 2008

Via Facsimile at (212) 474-3700 and U.S. Mail

Robert I. Townsend, III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re: **Omrix Biopharmaceuticals, Inc.**
         Schedule TO-C filed November 24, 2008
         Schedule TO-T filed November 25, 2008
         Schedule TO-T/A filed December 1, 2008
         Filed by Binder Merger Sub, Inc. and
                  Johnson & Johnson
         File No. 5-82558

Dear Mr. Townsend:

        We have reviewed the above filings and have the following comments. All defined
terms in this letter have the same meaning as in the offer to purchase filed as exhibit 99.A.1.A
to the Schedule TO-T, unless otherwise indicated. Where indicated, we think you should
revise the document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After reviewing
this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to
call us at the telephone number listed at the end of this letter.

Schedule TO-C

1.   Refer to the press release filed November 24, 2008, in your Schedule   TO-C. Your
        press release refers to the safe harbor protections for forward-looking statements

contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the safe harbor provisions in future press releases or other communications relating to this tender offer.

Schedule TO-T
General

2.   At the commencement of the offer, Johnson & Johnson Development Corporation ("JJDC"), a subsidiary of Parent, had a $5 million cash investment in Omrix, and Ethicon, Inc., a wholly owned subsidiary of Parent, was party to a development agreement to develop certain of Omrix's biosurgery products. In view of these relationships, and of the fact that Johnson & Johnson and Omrix have discussed the possibility of Parent's acquiring Seller in the past, please advise us what consideration you have given to the application of Rule 13e-3 to this transaction.

3.   We note that Johnson & Johnson has signed the Schedule TO and is listed as a filing person. Please revise the cover of the Schedule TO to clarify that Johnson & Johnson is a bidder and not merely the parent of Binder Merger Sub.

Offer to Purchase
Certain Information Concerning Parent and Purchaser, page 12

4.   Please explain whether Ethicon is contractually obligated to make future payments in respect of research and development expenses, milestone and transfer payments. State what impact the tender offer is expected to have on these payments.

Background of the Offer, page 14

5.   Describe in greater detail the nature and timing of the general preliminary discussions between Seller and Parent regarding the possibility of an acquisition (see Item 1005(b) and (c) of Regulation M-A), and identify the person or persons who initiated each discussion (see also the Instruction to paragraphs (b) and (c) of Item 1005).

6.   Provide further detail concerning the price that Purchaser offered for the securities. We note that on August 26, 2008, you proposed a price of $25.00 per share, which you subsequently raised to $29.00 per share, and then revised back to $25.00 after the market break. Please disclose the reasons for the revised offer price.

Miscellaneous, page 36
7.   You state in the first paragraph of this section that the offer "is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to

all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement in your parenthetical, which states that tenders from security holders in certain jurisdictions will not be accepted, is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions